

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Ran Daniel
Chief Financial Officer
Nano-X Imaging Ltd.
Communication Center
Neve Ilan , Israel 9085000

> **Re: Nano-X Imaging Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed May 2, 2022**
> **Response Letter Dated January 5, 2023**
> **File No. 001-39461**

Dear Ran Daniel:

We have reviewed your January 5, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects
E. Critical Accounting Estimates, page 90

1. We note your response and draft disclosures provided in response to comment 3. Please tell us your consideration of also providing the requested disclosures for impairment of long-lived assets considering the significance of property and equipment and intangible assets to your financial statements and also legal and other contingencies considering the three legal proceedings and the SEC investigation.

2. We note your response to comment 4. Please provide us with a draft of the disclosures that you intend to include in your fiscal year 2022 Form 20-F that provide the requested

information regarding testing goodwill for impairment. In this regard, the related draft disclosures provided in response to comment 3 do not provide any company-specific or quantitative information requested. We further note that you performed an interim test of goodwill during the second quarter of fiscal year 2022, which resulted in the recognition of a $14.3 million goodwill impairment charge associated with the AI Solutions segment.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services